Exhibit 99.1

Cheche Group Launches ABAO Agent Family, Deploying AI Across the Full NEV Insurance Value Chain

BEIJING– September 1, 2026 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced the launch of the ABAO Agent Family, a suite of five specialized AI agents built on Cheche’s proprietary vertical insurance large language model (“LLM”). Spanning the full NEV insurance lifecycle — from dynamic pricing optimization to claims processing and specialized diagnostics — the ABAO Agent Family marks Cheche’s strategic evolution from a digital insurance transaction platform into an AI-driven insurance infrastructure provider.

Redefining the NEV Insurance Experience for Vehicle Owners and Carriers

Two ABAO agents serve Cheche’s external ecosystem of vehicle owners and insurance carrier partners. The first, a claims companion agent, provides NEV owners with end-to-end intelligent support from the moment an incident occurs. It automates the first notification of loss, the damage assessment, and real-time claims status updates across multiple channels, including in-vehicle smart cockpit systems, customer service hotlines, and OEM mobile applications. The agent is powered by a fully automated claims platform that integrates leading open-source large model technologies with blockchain-based documentation, connecting OEM electronic parts catalogues with insurer direct repair networks to enable second-level damage assessment and intelligent loss calculation.

This platform is live with Volkswagen Anhui and Avatr, and fully integrated with PICC, Ping An, and China Pacific Insurance. Cheche also expects to complete integration with Huawei’s Yinwang ecosystem in the near term, extending coverage to Yinwang-affiliated vehicle owners.

The second external agent is a decision-grade underwriting and pricing tool built for insurance carrier professionals. Through a natural language interface, underwriters can retrieve millisecond-level multi-dimensional risk analysis, including a Cheche Score rating, risk trend analysis, and tailored renewal strategy,for any vehicle by inputting an order number, license plate, or VIN. The agent is powered by Cheche’s proprietary NEV intelligent pricing model, which analyzes more than 200 dynamic risk-control factors across NEV structural characteristics and ADAS/ADS operating data to deliver per-vehicle dynamic pricing across a five-tier risk segmentation framework. The model is commercially deployed across more than 100 cities in China, and Cheche has agreements in place with more than 200 leading insurance companies.

Driving Structural Efficiency Gains Across Cheche’s Platform

Three additional ABAO agents are deployed internally to streamline Cheche’s own service and operational workflows, underpinning the Company’s evolution into a Model-as-a-Service (MaaS) platform. These agents automate customer service quality control, cross-departmental settlement follow-up, and the processing of non-standardized carrier settlement documents. Together, they have delivered measurable operational improvements: settlement workflow efficiency has increased by 30% and overall settlement processing efficiency has increaed by 50%, with no incremental headcount.

“The ABAO Agent Family represents significant advancement in how Cheche deploys AI across the insurance value chain,” said Lei Zhang, Founder, CEO and Chairman of Cheche Group. “From the moment a vehicle owner initiates a claim, to the pricing and underwriting decisions made by our carrier partners, to the settlement workflows orchestrated within our own platform — every step of the insurance lifecycle is now enhanced by AI.

“While we are in the early stages of fully realizing the commercial potential of this AI-driven infrastructure, the strong traction and enthusiasm we are seeing across our carrier and OEM partnerships gives us confidence in the strategic direction we are building toward.”

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management, and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

Crocker.coulson@aumadvisors.com

(646) 652-7185